Exhibit 99.1

For Immediate Release

Pointer Completes Spin-Off of Shagrir

Rosh HaAyin, Israel June 29, 2016. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR) announced that it has completed the previously announced spin-off of its subsidiary Shagrir Group Vehicle Services Ltd. (“Shagrir”) on June 28, 2016. The shares of Shagrir commenced trading on the Tel Aviv Stock Exchange on June 28, 2016 under the symbol “SHGR”. Following the completion of the spin-off, none of the ordinary shares of Shagrir are held by Pointer.

Of the7,792,444  ordinary shares of Shagrir available for distribution to holders of Pointer ordinary shares in connection with the spin-off, 230,989 ordinary shares of Shagrir were deposited with ESOP Management and Trust Services Ltd., as the escrow agent for unidentified shareholders. Shareholders of Pointer who were entitled to ordinary shares of Shagrir pursuant to the distribution, but failed to provide the details of an applicable account in which to deposit such shares, should contact the escrow agent at esop-helpdesk@esop.co.il. For further information as to how to claim such shares, shareholders of Pointer are advised to see the Information Statement attached as Exhibit 99.1 to the Current Report on Form 6-K furnished to the United States Securities and Exchange Commission on May 27, 2016.

About Pointer Telocation:

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Mobile Resource Management, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com